Ernst & Young

Ernst & Young LLP

5 Times Square

New York, New York  10036-6530

May 16, 2006

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Gentlemen:

We have read Item 4.01 of Form 8-K dated May 16, 2006, of Sequa Corporation and are in agreement with the statements contained in the paragraphs two, three and five on pages two and three therein. We have no basis to agree or disagree with other statements of the registrant contained therein.

Regarding the registrant's statement concerning the two material weaknesses in internal control over financial reporting, included in the third paragraph on page two therein, we had considered such matter in determining the nature, timing and extent of procedures performed in our audit of the registrant's 2004 financial statements.

/s/ Ernst & Young LLP